ELAN AND TRANSITION THERAPEUTICS ANNOUNCE PHASE 1 DATA SHOWING ELND005 ACHIEVES DESIRED CONCENTRATIONS IN BRAIN TISSUE AND CEREBROSPINAL FLUID

Presentations at 2009 Alzheimer’s Association International Conference on Alzheimer’s Disease Support Ongoing Phase 2 Trial

Dublin, Ireland; Toronto, ON, and Vienna, Austria – July 13, 2009 – Elan Corporation, plc (NYSE: ELN) and Transition Therapeutics Inc. (TSX: TTH, NASDAQ: TTHI) today presented Phase 1 data demonstrating that treatment with ELND005 (scyllo-inositol formerly known as AZD-103), achieves desired concentrations in human brain tissue and cerebrospinal fluid when given orally. Preclinical data also were presented showing that ELND005 administration is associated with preservation of choline acetyltransferase (ChAT), reflecting preservation of nerve cells that are critical to memory function in the brain. ELND005 is an orally-administered drug candidate in Phase 2 trials for the treatment of mild to moderate Alzheimer’s disease. These results were presented at the 2009 Alzheimer’s Association International Conference on Alzheimer’s Disease (ICAD 2009) in Vienna, Austria.

In a poster entitled, “Oral Amyloid Anti-aggregating Agent ELND005 is Measurable in CSF and Brain of Healthy Adult Men,” the researchers describe results of a Phase 1 study in which eight healthy adults each received 2,000 mg of ELND005 twice a day for 10 days. Concentrations of ELND005 in cerebrospinal fluid were measured directly, while brain tissue concentrations were measured non-invasively using a novel magnetic resonance spectroscopy technique and were determined to be within the range associated with efficacy in previous animal studies that employed a transgenic animal model of Alzheimer’s Disease. ELND005 was well tolerated by these study participants with no severe, serious, or treatment-limiting adverse events observed.

“Achieving a clinically beneficial concentration of drug in brain tissue and cerebrospinal fluid has presented a significant hurdle to other drugs investigated to treat Alzheimer’s Disease, so this is an important proof of concept for us,” said Elan president Carlos V. Paya, MD, PhD. “We look forward to completing and reporting results from our ongoing Phase 2 study of ELND005 in patients with mild to moderate Alzheimer's disease, which completed enrollment in October 2008.”

In a second poster, entitled “Quantification of Cholinergic Degradation and Adult Neurogenesis in TgCRND8 Mice Following Treatment with Scyllo-Inositol (ELND005),” Dr. JoAnne McLaurin and colleagues from the University of Toronto analyzed levels of the enzyme Choline Acetyltransferase (ChAT) in an animal model of Alzheimer’s disease. As in humans, these Alzheimer’s animal models exhibit damage to nerve cells in a region of the brain called the “basal forebrain” that use the neurotransmitter acetylcholine to transmit nerve impulses critical to memory functions to other nerve cells in a brain region important for memory function called the hippocampus. Animals treated with ELND005 exhibited significantly more ChAT levels  compared to untreated animals.

“There is evidence that amyloid plaque formation drives the decline in memory and cognition associated with Alzheimer’s disease,” said JoAnne McLaurin, PhD, professor at the University of Toronto’s Centre for Research in Neurodegenerative Diseases. “Although more research is necessary, the findings presented today suggest that ELND005 may have the ability to prevent the loss of ChAT that results from damage to cholinergic neurons in the brain, thereby potentially protecting against cognitive decline in individuals with Alzheimer’s disease.”

“We have conducted a robust preclinical and Phase 1 research program of ELND005 that has demonstrated that the drug is able to cross the blood-brain barrier, which should allow it to target the disaggregation of amyloid beta in the brain,” said Dr. Tony Cruz, chairman and chief executive officer of Transition.

In 2006, Elan and Transition entered into an exclusive, worldwide collaboration agreement for the joint development and commercialization of ELND005 for the treatment of Alzheimer’s disease and other indications.

About ELND005 (AZD-103)

ELND005 is an orally-administered therapeutic agent that has received fast track designation from the U.S. Food and Drug Administration (FDA) for treatment of mild to moderate Alzheimer’s disease. Fast track designation can facilitate development and may expedite regulatory review of drugs that the FDA recognizes as potentially addressing an unmet medical need for serious or life-threatening conditions.

ELND005 is currently in a Phase 2 clinical study, which completed enrollment in October 2008. The study is a randomized, double-blind, placebo-controlled, dose-ranging, safety and efficacy study in approximately 340 patients with mild to moderate Alzheimer’s disease. The planned treatment period for each patient is approximately 18 months.

About Alzheimer’s Disease

Alzheimer’s disease, a leading cause of dementia, is a progressive brain disorder that gradually destroys a person's memory and ability to learn, reason, make judgments, communicate and carry out daily activities. Alzheimer’s disease may result from the build-up of toxic beta-amyloid peptides in the brain. As Alzheimer’s disease progresses, individuals may also experience changes in personality and behavior, such as anxiety, suspiciousness or agitation, as well as delusions or hallucinations. It is currently estimated that more than 5 million Americans have Alzheimer’s disease and more than 24 million people worldwide over the age of 60 have some form of dementia (Source: Alzheimer’s Association and Alzheimer’s Disease International).

About Elan

Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit http://www.elan.com.

About Transition

Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition's lead products include ELND005 for the treatment of Alzheimer's disease and TT-223 for the treatment of diabetes. Transition has an emerging pipeline of preclinical drug candidates acquired externally and developed internally using its proprietary drug discovery engine. Transition's shares are listed on the NASDAQ under the symbol "TTHI" and the Toronto Stock Exchange under the symbol "TTH". For additional information about the Company, please visit www.transitiontherapeutics.com.

Safe Harbor/Forward-Looking Statements

This press release contains forward-looking statements regarding the development of scyllo-inositol (ELND005) under the collaboration agreement between Elan and Transition. These statements are based on Elan’s and Transition's current beliefs and expectations. ELND005 may not be successfully developed or commercialized under the collaboration agreement. Factors which could cause actual results to differ materially from Elan’s and Transition's current expectations include the risks that clinical development of ELND005 fails due to safety or efficacy issues, the results from Phase 1 clinical trials and preclinical testing of ELND005 are not predictive of results to be obtained in Phase 2 or later clinical trials, the patent issued with respect to ELND005 may not provide substantial protection or commercial benefit, the development and commercialization of competitive therapies, the collaboration agreement is terminated early or Elan and Transition encounter other unexpected delays or hurdles. Drug development and commercialization involves a high degree of risk.

For more detailed information on the risks and uncertainties associated with Elan and Transition's drug development and other activities, see the periodic and current reports that Elan has filed with the Securities and Exchange Commission and that Transition has filed with the Securities and Exchange Commission and the Ontario Securities Commission. Elan and Transition assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Elan Contacts:	Transition Therapeutics Contacts:
MEDIA: Miriam Mason Phone: 650-278-7113 Miriam.Mason@elan.com Mary Stutts	Dr. Tony Cruz Chief Executive Officer Phone: 416-260-7770, x.223 tcruz@transitiontherapeutics.com

Phone: 650-794-4403 Mary.Stutts@elan.com	Elie Farah President & Chief Financial Officer Phone: 416-260-7770, x.203 efarah@transitiontherapeutics.com
INVESTORS: Chris Burns Ph: 800-252-3526 Chris.Burns@elan.com David Marshall Phone: 353-1-709-4444 David.Marshall @elan.com

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